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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)*

                                  ROPAK CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                     776670 10 1
                                    (CUSIP Number)

                                    David Williams
                                    Deykin Avenue
            Witton, Birmingham B6 7HY, United Kingdom (011-44-21-238-2400)
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   January 12, 1995
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [   ].
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

















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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).



























































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                                     SCHEDULE 13D

     CUSIP No.  776670 10 1
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LINPAC MOULDINGS LIMITED
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          WC
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         2,973,302
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                2,965,984
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,973,302
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.3%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          CO
     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.















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     Item 1.  Security and Issuer.

               This Schedule 13D Amendment No. 8 is filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Ropak Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 660 South State College Boulevard, Fullerton, California 92631.

     Item 2.  Identity and Background

               This Amendment is filed on behalf of LINPAC Mouldings Limited, a United Kingdom corporation ("LINPAC"). The address of LINPAC's principal business and principal office is Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom. LINPAC's principal business is injection moulding for plastic products. The following persons are the directors and executive officers of LINPAC:

                                        Business                 Principal
     Name                Position       Address                  Occupation

     M.J. Cornish        Chairman       LINPAC Group Limited     Chairman &
                         and Director   Evan Cornish House       Managing
                                        Windsor Road             Director
                                        Louth LN11 OLX           of LINPAC
                                        United Kingdom           Group

     D.A. Williams       Managing       LINPAC Mouldings         Managing
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     J.L. Doughty        Finance        LINPAC Mouldings         Financial
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     R. Heaton           Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom


















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     B. Taylor           Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     J.P. Thorp          Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a United Kingdom corporation ("Group"). The address of Group's principal business and principal office is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 OLX, United Kingdom. Group's principal business is to serve as a holding company. The following persons are the directors and executive officers of Group:

                                        Business                 Principal
     Name                Position       Address                  Occupation

     M.J. Cornish        Chairman       LINPAC Group Limited     Chairman
                         and Managing   Evan Cornish House       and
                         Director       Windsor Road             Managing
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of LINPAC
                                                                 Group

     H.M. Paisner        Director       Paisner & Co.            Solicitor
                         (Non-          Bouverie House
                         Executive)     154 Fleet Street
                                        London
                                        EC4A 2DQ
                                        United Kingdom
                                        LINPAC GROUP Limited

     S.F. Robin          Director       5 Kensington             Retired
                         (Non-          High Street
                         Executive)     London
                                        W8 5NP
                                        United Kingdom

     A.T. Smith          Secretary and  LINPAC Group Limited     Secretary
                         Financial      Evan Cornish House       and
                         Director       Windsor Road             Financial
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of Group














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     R.A. Lang           Director       LINPAC INC               President
                         (Executive)    6400 Powers Ferry Rd NW  of LINPAC
                                        Suite 345                INC
                                        Atlanta
                                        Georgia 30339-2097
                                        USA

     M.C. Anderson       Director       LINPAC Plastics          Managing
                         (Executive)      International Limited  Director
                                        Al Business Park         of LINPAC
                                        Knottingley WF11OBS      Plastics
                                        United Kingdom           Interna-
                                                                 tional
                                                                 Limited

     D.A. Williams       Director       LINPAC Mouldings Limited Managing
                         (Executive)    Deykin Avenue,           Director
                                        Witton,                  of LINPAC
                                        Birmingham B6 7HY        Mouldings
                                        United Kingdom           Limited

     R.B. Redding        Director       LINPAC Containers        Managing
                         (Executive)      International Limited  Director
                                        Evan Cornish House       of LINPAC
                                        Windsor Road             Containers
                                        Louth LN11 OLX           Interna-
                                        United Kingdom           tional
                                                                 Limited

               All of the foregoing individuals are citizens of the United Kingdom. During the past five years, neither LINPAC, Group nor any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was or is any such person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration

               LINPAC acquired the shares of Common Stock described in Item 5(c) below with internally generated funds.

     Item 4.  Purpose of Transaction

               In September, 1994, LINPAC proposed a merger of a subsidiary of LINPAC into the Company whereby shareholders of the Company, other than LINPAC, would receive $10.50 per share in cash for their Common Stock (the "Merger Proposal"). See Form 13D Amendment No. 2 and Form 13D Amendment No. 3 for additional information on the Merger Proposal. The terms of the Merger Proposal were rejected by a Special Committee of the Board of

     Directors of the Company. On December 22, 1994, LINPAC withdrew its Merger Proposal and is currently evaluating all of its alternatives with respect to its investment in the Company, including purchasing additional shares through any means available or selling its shares.

     Item 5.  Interest in Securities of the Issuer

               (a) The aggregate number of shares of Common Stock beneficially owned by LINPAC within the meaning of Section 13(d) of the Securities Exchange Act of 1934 is 2,973,302 or 58.3% of the total amount outstanding.

               (b) LINPAC has the sole power to vote and to direct the disposition of all the shares of Common Stock beneficially owned by it, except with respect to 7,318 shares of Common Stock which LINPAC has the right to vote but not purchase pursuant to the Option Agreement dated September 25, 1994 between LINPAC and certain members of the Roper family, as reported in Schedule 13D Amendment No. 2 filed with the Securities and Exchange Commission on September 29, 1994.

               (c) Since Schedule 13D Amendment No. 7 was filed with the Securities and Exchange Commission on January 11, 1995, LINPAC has purchased a total of 344,500 shares of Common Stock. On January 12, 1995, LINPAC purchased 281,000 shares of Common Stock in a private transaction from Chesapeake Partners Limited Partnership, Chesapeake Partners Institutional Fund Limited Partnership, and Chesapeake Partners International Ltd. (the "Chesapeake Entities") for a purchase price of $11.00 per share; in addition, LINPAC agreed to pay to the Chesapeake Entities additional consideration for such shares purchased if during the period between January 12, 1995 and September 30, 1995 (the "Measurement Period") LINPAC enters into any new agreements to purchase Common Stock at a per share price in excess of $11.00. Such additional consideration shall be calculated by multiplying the amount of shares of Common Stock purchased from the Chesapeake Entities by the difference between (x) the highest per share purchase price paid by LINPAC for any additional shares of Common Stock during the Measurement Period and (y) $11.00 for each share. For further information see the Stock Purchase Agreement dated January 12, 1995 among LINPAC and the Chesapeake Entities attached hereto as Exhibit 99.L. On January 3, 1995, LINPAC acquired 5,000 shares of Common Stock from Palisades Partners for a purchase price of $10.50 per share in a private transaction. On January 13, 1995, LINPAC purchased 33,500 shares of Common Stock from Harvest Management for a purchase price of $10.50 per share in a private transaction. On January 17, 1995, LINPAC purchased 25,000 shares of Common Stock from Bear Stearns Securities Corp. for a purchase price of $10.50 per share in a private transaction.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

               On January 12, 1995, LINPAC entered into the Stock Purchase Agreement dated January 12, 1995 among LINPAC and the Chesapeake Entities, attached hereto as Exhibit 99.L, in which it agreed to purchase the shares of Common Stock held by the Chesapeake Entities as described in Item 5(c) above.

     Item 7.  Material to Be Filed as Exhibits

               Exhibits A, B and C are incorporated herein by reference to the
     Schedule 13D amended hereby that was filed on behalf of LINPAC on May 26, 1992. Exhibits D and E are incorporated herein by reference to the
     Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC on June 12, 1992. Exhibit F is incorporated herein by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC on September 29, 1994. Exhibit G is incorporated herein by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC on October 18, 1994. Exhibit H is incorporated herein by reference to the Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC on November 10, 1994. Exhibit I and Exhibit J are incorporated herein by reference to the Schedule 13D Amendment No. 5 amended hereby that was filed on behalf of LINPAC on December 2, 1994.
     Exhibit 99.K is incorporated herein by reference to the Schedule 13D Amendment No. 6 amended hereby that was filed on behalf of LINPAC on January 11, 1995. Attached hereto as Exhibit 99.L is a copy of that certain Stock Purchase Agreement dated January 12, 1995 among LINPAC and the Chesapeake Entities.

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date: January 20, 1995

                                        LINPAC MOULDINGS LIMITED


                                        By:  /s/ David Williams
                                             Managing Director

              ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                 CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT INDEX

                                  Exhibit                               Page No.

     Exhibit A - Letter from Massachusetts Mutual Life                  *
     Insurance Company and MassMutual Corporate Investors to LINPAC Mouldings Limited c/o Stanley H. Meadows, dated May 15, 1992.

     Exhibit B - Letter from Stanley H. Meadows to                      *
     Massachusetts Mutual Life Insurance Company and
     MassMutual Corporate Investors dated May 15, 1992.

     Exhibit C - LINPAC Mouldings Limited Power of                      *
     Attorney to Stanley H. Meadows, P.C.

     Exhibit D - Stock Purchase Agreement between                      **
     Massachusetts Mutual Life Insurance Company and
     LINPAC Mouldings Limited, dated June 12, 1992.

     Exhibit E - Stock Purchase Agreement between                      **
     MassMutual Corporate Investors and LINPAC Mouldings
     Limited, dated June 12, 1992.

     Exhibit F - Option Agreement among LINPAC Mouldings               ***
     Limited, LINPAC Mouldings, Inc. and certain stockholders of the Company.

     Exhibit G - Share Purchase Agreement between LINPAC              ****
     Mouldings Limited and National Bank of Canada dated
     October 14, 1994.

     Exhibit H - LINPAC Mouldings Limited Power of Attorney           *****
     to Stanley H. Meadows, P.C. and Scott M. Williams.

     Exhibit I - Letter dated November 25, 1994 to McDermott,        ******
     Will & Emery from Fidelity Management & Research Co.
     ("Fidelity").

     Exhibit J - Letter dated December 2, 1994 from David            ******
     Williams to Ropak Corporation.

     Exhibit 99.K - Stock Purchase Agreements dated December 29, 1994******* between LINPAC and various employees of the Company

     Exhibit 99.L - Stock Purchase Agreement dated January 12, 1995 among LINPAC Mouldings Limited, Chesapeake Partners Limited Partnership, Chesapeake Partners International Fund Ltd. and Chesapeake Partners Institutional Fund Limited Partnership















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     *       Incorporated by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC Mouldings Limited on May 26, 1992.

     ** Incorporated by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC Mouldings Limited on June 12, 1992.

     *** Incorporated by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC Mouldings Limited on September 29, 1994.

     **** Incorporated by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC Mouldings Limited on October 18, 1994.

     ***** Incorporated by reference to the Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC Mouldings Limited on November 10, 1994.

     ****** Incorporated by reference to the Schedule 13D Amendment No. 5 amended hereby that was filed on behalf of LINPAC Mouldings Limited on December 2, 1994.

     ******* Incorporated by reference to the Schedule 13D Amendment No. 7 amended hereby that was filed on behalf of LINPAC Mouldings Limited on January 11, 1995.